UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25



             [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

For Period Ended: December 31, 1995.......................SEC FILE NUMBER Q-2549
                                                         CUSIP NUMBERS 05564F103
[X]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended: December 31, 1995



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K


Part I - Registrant Information

        Full Name of Registrant              BRIA Communications Corporation

        Former Name if Applicable            Metallurgical Industries, Inc.

         Address of Principal Executive Office:
                  268 West 400 South
                  Suite 300
                  Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on
             From 10-K,  Form 2-F, 11-F, or  From N-SAR,  or  portion   thereof
             will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         During the fourth quarter of 1995, the Company entered into a Stock Exchange Agreement with AltaChem Group, Inc., a corporation formed under the laws of the Republic of Ireland ("AltaChem"). The Company is currently awaiting audited financial statements from AltaChem in order to consolidate them into it financial statements in accordance with Generally Accepted Accounting Procedures.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

             James Tilton             Chief Executive Officer    (718) 445-7736
               (Name)                      (Title)            (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes (X) No

              If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.


                         BRIA Communications Corporation
                  (Name of Registrant as specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      April 2, 1996                    By:      /s/ James Tilton
                                            Name:   James Tilton
                                            Title:  Chief Executive Officer